UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

Date of Report: October 15, 2020

Commission File Number: 001-33701

Fly Leasing Limited
(Exact Name of registrant as specified in its charter)

West Pier Business Campus
Dun Laoghaire
County Dublin, A96 N6T7, Ireland
(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

2020 Term Loan

On October 15, 2020, Fly Leasing Limited (the “Company”), through a wholly-owned subsidiary, entered into a $180 million senior secured term loan (the "2020 Term Loan") with a consortium of lenders.  The 2020 Term Loan will mature on the earlier of (i) October 15, 2025 and (ii) the date falling 30 days prior to the maturity of the Company’s unsecured 5.250% senior notes due 2024 if not redeemed.  The 2020 Tern Loan was issued at a discount of 4.5%.  The 2020 Term Loan bears interest at LIBOR plus a margin of 6.00%, with a LIBOR floor of 1.00% and requires quarterly principal payments of 1.25% of the original loan amount.  The Term Loan can be prepaid in whole or in part on or after October 15, 2021 without any prepayment premium.  The Company expects to receive proceeds from the 2020 Term Loan, net of issue discount and expenses, in the amount of $169.2 million in the fourth quarter of 2020.  The proceeds will be used for general corporate purposes.

The 2020 Term Loan will be secured by 11 aircraft that are currently owned by the Company and its subsidiaries.  Four of these aircraft are unencumbered, and the remaining seven aircraft currently secure the Company’s 2012 Term Loan. The Company is not expected to repay any debt associated with those seven aircraft and they will be removed from the collateral pool associated with the 2012 Term Loan.

The 2020 Term Loan will be guaranteed by the Company. The 2020 Term Loan includes certain customary covenants, including reporting requirements, maintenance of credit ratings and maintenance of insurance. In addition, the Company is required to maintain a minimum liquidity level of at least $100 million for as long as the Company’s unsecured 6.375% senior notes due 2021 remain outstanding, the failure of which will result in a step-up in margin by 2.00% per annum.  The aggregate principal amount outstanding as measured on a quarterly basis must not exceed 70.0% of the lower of the mean or median of the half-life adjusted base values of the financed aircraft, as determined by three independent appraisers (the “LTV Test”). The Company is required to seek new appraisals semi-annually.

Upon the sale of an aircraft, the Company may substitute aircraft into the 2020 Term Loan subject to certain conditions. The substitute aircraft must have an appraised value equal to or greater than the aircraft removed from the 2020 Term Loan. In addition, the Company must be in compliance with specified concentration limits, including aircraft type, geographic and lessee concentration limits, as well as the LTV Test after such sale, removal or substitution.

On October 15, 2020, the Company also entered into a servicing agreement with BBAM, pursuant to which it will pay an administrative fee of $10,000 per month as well as servicing fees of 3.5% of monthly rent actually collected, plus $1,000 per aircraft per month in respect of the aircraft financed under the 2020 Term Loan. The Company will also pay BBAM a sales fee of 1.5% of the aggregate gross proceeds received with respect to the sale of any aircraft.

Exhibit	Title

99.1	Press release of Fly Leasing Limited, dated October 15, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited
(Registrant)

Date:	October 15, 2020	By:	/s/ Colm Barrington
Colm Barrington Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit	Title

99.1	Press release of Fly Leasing Limited, dated October 15, 2020.